SECURITIES AND EXCHANGE COMMISSION
                           Washington, DC 20549

                                 FORM N-8A

                       NOTIFICATION OF REGISTRATION
                   FILED PURSUANT TO SECTION 8(a) OF THE
                      INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:  Oppenheimer International Small Company Fund

Address of Principal Business Office (No. & Street, City, State,
Zip Code):

     Two World Trade Center, New York, New York 10048-0203

Telephone Number (including area code):  (212) 323-0200

Name and address of agent for service of process:

     Andrew J. Donohue, Esq.
     Executive Vice President & General Counsel
     OppenheimerFunds, Inc.
     Two World Trade Center - Suite 3400
     New York, New York 10048-0203

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the
filing of Form N-8A:  Yes   X      No ___
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Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of New York and State of New York on the 18th day of July, 1997

                    Oppenheimer International Small Company Fund


                    By:  /s/ Andrew J. Donohue

                         ----------------------------
                         Andrew J. Donohue, Secretary

Attest:


By:  /s/ Robert G. Zack
     -----------------------------------
     Robert G. Zack, Assistant Secretary
PROSP\815N8A